FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2015
Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 27 March 2015, the individuals listed below, who are all persons discharging managerial responsibilities, were granted awards over the Company's ordinary shares or American Depositary Shares (ADSs) under the terms of the AstraZeneca Deferred Bonus Plan (AZDBP), the AstraZeneca Performance Share Plan (AZPSP) and the AstraZeneca Investment Plan (AZIP). One ADS equals one ordinary share.

Name	Shares awarded under AZDBP	Shares awarded under AZPSP	Shares awarded under AZIP	Award price per share
Pascal Soriot	13,482	104,764	17,460	4762p
Marc Dunoyer	7,111	45,880	7,646	4762p
Briggs Morrison	2,620	22,457	3,742	$70.58
Luke Miels	1,570	24,412	4,068	4762p

The AZDBP award represents the portion of each individual's annual bonus for 2014 that they are required to defer into shares. The shares are subject to a three-year holding period (27 March 2015 to 26 March 2018).

The AZPSP award is subject to a combination of performance measures focused on our scientific, commercial and financial performance assessed over a three-year performance period (1 January 2015 to 31 December 2017). The award will vest on the third anniversary of the date on which it was granted, except for awards to Executive Directors, which will be subject to a further two-year holding period before the award vests.

The AZIP award is subject to two performance hurdles relating to dividend and dividend cover; both must be achieved in each year of the four-year performance period (1 January 2015 to 31 December 2018) for the award to vest.  The award is subject to a four-year holding period, commencing at the end of the performance period.

Details of the performance measures that relate to the AZPSP and AZIP awards are available on the Company's website at www.astrazeneca.com/Investors/Annual-reports.

On 30 March 2015, the interest of Dr Briggs Morrison, a person discharging managerial responsibilities, in the American Depositary Shares (ADSs) of AstraZeneca PLC changed as detailed below.  One ADS equals one ordinary share.

The change in interest relates to the vesting of awards of shares made in March 2012 under the AstraZeneca Performance Share Plan and the AstraZeneca Restricted Share Plan as set out in the table below.

In respect of the award of shares under the AstraZeneca Performance Share Plan, following the application of performance measures specified at the time of grant, Dr Morrison has become beneficially entitled to 50% of the shares originally awarded. In accordance with the plan rules, any unvested part of the award has immediately and irrevocably lapsed.

In respect of the award of shares under the AstraZeneca Restricted Share Plan, in accordance with the terms of the award, Dr Morrison has become beneficially entitled to all of the shares originally awarded.

Sufficient vested shares have been withheld to cover certain tax obligations arising on the vesting and the net number of shares has been delivered into a personal brokerage account.

Plan	Shares awarded	Shares vested	Shares withheld	Net shares received
AstraZeneca Performance Share Plan	43,340	21,670	10,452	11,218
AstraZeneca Restricted Share Plan	24,724	24,724	11,924	12,800

For tax purposes, the fair market value of the shares at vest was $70.07 per share being the closing price of AstraZeneca ADSs on the last trading day preceding the vesting day.

A C N Kemp
Company Secretary
30 March 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 30 March 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary